September 26, 2022

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

Washington, DC 20549

ATTN:	Ms. Priscilla Dao
Ms. Jan Woo

Re:	Sixty Six Oilfield Services, Inc. Offering Statement on Form 1-A Amendment 2 Filed June 28, 2022 File No. 024-11923

Response to Comments

Dear Ms. Dao and Ms. Woo:

Sixty Six Oilfield Services, Inc. is submitting this correspondence in order to correct a discrepancy discovered within the last submission dated August 1, 2022. We have also attached a Request for Qualification.

Correction – Table 1 of the Offering Summary, footnote (2) was corrected to remove any reference to the sale of shares into the offering by existing shareholders.

You may contact me at 215-962-9378 if you have questions regarding the responses to your comments on the financial statements and related matters. We respectfully request an expedited review of this comment.

Sincerely, /s/ Donald Keer